UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Allego N.V.

(Name of Subject Company)

Allego N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gilroy, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Madeleine Charging B.V. (“Purchaser”) a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 3, 2024, pursuant to which Purchaser has offered to purchase all of the issued and outstanding ordinary shares of the Company, par value EUR 0.12 per share (each, a “Share” and, collectively, the “Shares”), other than those Shares already held, directly or indirectly, by Purchaser, Parent or their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated as of July 3, 2024 (the “Offer to Purchase”), and in the related letter of transmittal for Shares (the “Letter of Transmittal” and, together with the Offer to Purchase, each as amended or supplemented from time to time, the “Offer”), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to disclose certain updates as reflected below.

Item 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The section below is added to Item 8 immediately before the section titled “Cautionary Statement Regarding Forward-Looking Statements” on page 46:

Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled at one minute after 11:59pm (New York City time), on Wednesday, July 31, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 38,718,988 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 14.2% of the issued and outstanding Shares as of the Expiration Time.

There was no minimum tender condition for the Offer, and all other conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and payment of the Offer Consideration for such Shares will be made promptly.

Following the Closing, the Company is voluntarily delisting the Shares from the NYSE and the Company and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On August 1, 2024, Purchaser and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 9. Exhibits

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the list of exhibits:

Exhibit No.	Description

(a)(5)(F)	Joint Press Release of Purchaser and the Company, dated August 1, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 1, 2024

Allego N.V.

By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet Title: Executive Director / Chief Executive Officer